Qian Wang Work History

Qian Wang is the founder of Collab (USA) Capital LLC, and is the company's manager, Mr. Wang has over 22 years of experience investing in residential properties in China and the US. Between 2015 and 2019, he partnered with leading private equity and real estate funds to build and manage a real estate portfolio with approximately 1,500 apartments, and over 130,000 square feet of creative office space valued at $3.1 billion. His partners in these ventures includes Warburg Pincus, the Government of Singapore Investment Corporation ("GIC"), the investment management business of Prudential Financial, Inc.("PGIM"), and InfraRed Capital Partners. Over the years, Mr. Wang has led over 50 transactions in Shanghai and Beijing in China, as well as in California and New Jersey in the United States. Mr. Wang received two master's degrees in architecture and real estate from the Massachusetts Institute of Technology. He is currently attending the Owner/President Management program at Harvard Business School. In 2021, He established the Wang Real Estate Innovation Fund at Massachusetts Institute of Technology.